Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Three Months Ended November 30, 2006

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the first fiscal quarter ended November 30, 2006. The following information should be read in conjunction with the unaudited consolidated financial statements for the three months ended November 30, 2006, and the audited financial statements for the year ended August 31, 2006 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

February 21, 2007

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., (the “Corporation”), is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, the sale of video advertising time between the virtual horse races, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants, and stock options in the aggregate amount of $22,161,546 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool system, Racing Unified Network (R.U.N.) Inc. advertising sales and the SafeSpending™ Anonymous Internet Payment system.

Towards the end of the last fiscal period ended August 31, 2006, the Corporation began to focus its attention on the Internet and European market because there are no legal barriers to the operation of the Horsepower® World Pool game in these markets. There are over 8,500 licensed betting shops in the United Kingdom where it is legal to operate the game as the Corporation envisions it. The amount of the total Handle (amount bet) for Great Britain and Ireland in 2004 as published by the International Federation of Horseracing Authorities was 18,120,259,542 Euros. This indicates the size of the market that the Corporation is now targeting for the introduction of the Horsepower® World Pool game.

As previously reported, the management made a decision to improve the appearance of the product by adopting more realistically detailed and fluid graphics that are currently available in the market. This decision was precipitated in order to make the product more attractive, particularly for the target market described above. Currently the Corporation is holding discussions with a graphic development company in London that is the most likely candidate for providing this feature.

The Corporation has been watching the new developments in the United States resulting from the Internet Gambling Prohibition and Enforcement Act passed in October of 2006. The headlines have concentrated on the point that this Act makes off shore internet gambling illegal for U.S. residents, but at the same time, what hasn’t been stressed is that the Act permits Intrastate gambling where the wager is initiated and received or otherwise made exclusively within a single state, and nothing in the Act prohibits the Interstate transmission of information relating to a state-specific lottery between a state or foreign country where such betting or wagering is permitted under Federal, State, tribal or local law and it does not prevent use of an out-of-state data centre for the purposes of assisting in the operation of such state-specific lottery. There may be opportunities for the Horsepower® game to participate in the evolution of gaming in the U.S. as states develop their own policies within this Act.

Subsequent to the quarter, on January 29, 2007, the Corporation published a press release announcing that it has acquired an exclusive license on patents for the first ever lottery to be based on actual live horse racing. To be launched as Horsepower® World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patents cover live and virtual horse, dog and auto races across North America.

At the same time, the Corporation announced the appointment of experienced Thoroughbred breeder and owner, Todd Stinson, as Sungold’s Racing Industry Consultant and that the Corporation will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen.

Later, on February 14, 2007, the Corporation announced that Michael Cichy has agreed to act in the capacity of the Corporation’s newly created position of Regulatory Affairs and Simulcast consultant. Mr. Cichy brings to Sungold® a wealth of experience in simulcast technology and off-track wagering. Mr. Cichy is also very experienced in racing and wagering legislation, having written wagering rules for racing and gaming commissions and testifying at various legislative committees. Mr. Cichy will assist the Corporation in addressing any regulatory questions that might be encountered. This is especially appropriate for the previously announced Horsepower® World Pool Lottery project.

The Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc. had developed and begun to implement a plan for marketing print media for a consortium of publications with a combined circulation thought to be large enough to appeal to national advertisers.

Just after the end of the quarter, the Corporation announced on December 21, 2006, that Racing Unified Network (R.U.N.) Inc. (“RUN”) signed a Letter of Intent with SportsPageTV, a Nevada-based company that offers up-to-the-minute sports scores and odds and advertising spots using secure Internet technology. The letter of intent assigns RUN the exclusive right to place the Scoreboard Sports Ticker system into any facilities in Canada and all racetracks and casinos in North America, and a non-exclusive right in any other unsigned locations worldwide. In conjunction, RUN also has the right to sell this place based advertising time to all new facilities, which integrates with and supports the print and web based advertising media program and ultimately the Horsepower® game advertising. On February 14, 2007, the Corporation announced RUN confirmed the initial letter of intent with a signed contract.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is being deferred until after completing necessary financing arrangements.

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation had no revenue from operations during the first fiscal quarter, and therefore the net loss is the same as the expenses. The Corporation had a net loss of $223,351 for the quarter ended November 30, 2006 or $0.0018 per share compared to a net loss of $272,961 in 2005, and a much higher $0.0023 per share.

Except for Management fees and salaries which were higher than the same period in 2005, all other significant expense categories were lower than 2005.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended November 30, 2006.

	11/30/06 Q1 ($)	08/31/06 Q4 ($)	05/31/06 Q3 ($)	02/28/06 Q2 ($)	11/30/05 Q1 ($)	08/31/05 Q4 ($)	05/31/05 Q3 ($)	02/28/05 Q2 ($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	169,266	343,339	344,029	547,475	272,961	395,788	304,178	281,246
Stock based compensation	54,085	34,130	30,000	-	-	138,535	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	-	-	-	-	-	628,246
Loss – Canadian GAAP	223,351	377,469	374,029	547,475	272,961	534,323	304,178	909,492
Deferred development costs	3,199	22,041	16,234	6,542	573	22,010	1,250	(626,506)
Foreign exchange adjustment – US GAAP	4,452	(619)	355	(793)	(8)	14,982	(7,396)	23,599
Loss – US GAAP	231,002	398,891	390,618	553,224	273,526	571,315	298,032	306,585
Loss per share – Canadian GAAP	0.0018	0.0030	0.0030	0.0044	0.0023	0.0049	0.0026	0.0083
Loss per share – US GAAP	0.0018	0.0032	0.0031	0.0045	0.0023	0.0051	0.0027	0.0028

	11/30/06 Q1 ($)	08/31/06 Q4 ($)	05/31/06 Q3 ($)	02/28/06 Q2 ($)	11/30/05 Q1 ($)	08/31/05 Q4 ($)	05/31/05 Q3 ($)	02/28/05 Q2 ($)
Weighted average number of shares	126,751,076	123,834,644	125,619,901	123,837,620	120,844,975	111,579,338	109,446,041	108,914,944
Total Assets	760,560	772,557	821,403	879,001	866,034	928,938	1,048,763	1,026,480
Total long-term financial liabilities	5,074	6,518	8,351	10,493	12,163	14,519	19,977	-
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and is not able to develop a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the quarter ended November 30, 2006, the Corporation had a net working capital deficiency of $668,965 and Cash and sundry receivables of $29,329 as compared to a working capital deficiency of $263,160 and Cash and sundry receivables of $41,598 at November 30, 2005. This working capital deficiency was an increase of only $31,379 over the year end working capital deficiency of $637,586 at August 31, 2006.

During the first fiscal quarter ended November 30, 2006, the Corporation issued 1,645,779 private placement shares for an aggregate of $115,858 to provide working capital and to pay for services, at an average share price of $0.07.

In the interval from December 1, 2006, to this report date, February 21, 2007, the Corporation has raised $171,002 from the issue, on a private placement basis, of 2,319,994 shares at an average price of $0.074 per share.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from its products exceed the operating expenses. The Corporation will require further financing to continue its business operations.

The Corporation has a planned operating budget of $1,200,000 for the fiscal year ending August 31, 2007. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2007, and will be required to raise additional funds through equity financing. As a result, the Corporation is currently in discussions with private lenders and financing consultants to recruit equity investment capital for its current and future working capital and project development requirements, but as yet there is no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s proposed capital expenditures for fiscal 2007 consist of the following.

  The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent, trademarks and worldwide license. The Corporation estimates that future expenditures up to and including actual installation and operation of the product should not exceed $275,000 in the current year’s budget.

  Certain computer hardware and software for scaleable operation of multi-user wagering systems. These costs, estimated at $100,000, are included in the above installation and operating budget for the current fiscal year.

  The rights, title and all intellectual property rights to the SafeSpending™ Anonymous Internet Payment System. The Corporation is intending to allocate a budget of $100,000 to this project towards the end of the 2007 fiscal year if the Corporation generates sufficient revenues or completes financing arrangements to support it.

OFF BALANCE SHEET ARRANGEMENTS

As of February 21, 2007, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the first quarter, with comparatives for the same quarter of the prior year:

a)	Consulting fees paid and expensed in the income statement

Related Party	1st Qtr Ended Nov 30, 2006 $	1st Qtr Ended Nov 30, 2005 $
Directors	3,300	-
Officers	12,525	50,869
Total	15,825	50,869

b)	Salaries expensed in the income statement

Related Party	1st Qtr Ended Nov 30, 2006 $	1st Qtr Ended Nov 30, 2005 $
Directors	-	-
Officers	60,000	42,901
Total	60,000	42,901

c)	Share capital compensation expensed

Related Party	1st Qtr Ended Nov 30, 2006 $	1st Qtr Ended Nov 30, 2005 $
Directors	-	-
Officers	-	22,249
Total	-	22,249

Combined Totals	75,825	116,019

d)	During the quarter, the Corporation paid $4,710 to an officer for rent of office space provided (2005 - $4,710).

e)

Consulting fees accrued to officers and directors of the Corporation and its subsidiaries included in the expenses in this and prior periods and which remain outstanding as payable to the related parties at the quarter end amounted to $172,077.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, sundry receivables, prepaid expenses, accounts payable and accrued liabilities, loans payable and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s accounting policies.

SHARE DATA

The Corporation has 129,080,409 common shares issued and outstanding as of February 21, 2007 and commitments to issue another 685,715 common shares for cash received, and 575,190 common shares for services provided up to and subsequent to November 30, 2006.

COMMITMENTS

The Corporation signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011. The Corporation also signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the office space already occupied in Toronto.

Minimum annual lease payments for the next six years are as follows:

2007	--	$80,241
2008	--	$102,431
2009	--	$107,666
2010	--	$112,901
2011	--	$118,136
2012	--	$39,960

SUBSEQUENT EVENTS

There are no material events subsequent to November 30, 2006, which have not been disclosed in this report.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation does not expect to receive any revenues from operations until the projects begin operations in a commercially profitable manner. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations

Business licenses and related approvals differ in the environments the Corporation has identified for operations, and are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses can be complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $750,000 to meet its current operating budget for the fiscal year ending August 31, 2007. The Corporation has not yet secured this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2007. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Stock is Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2006, the Corporation had an accumulated deficit of $22,190,315 which increased to $22,413,666 as at November 30, 2006. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the

United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.